Exhibit 99.1

Ossen Innovation Announces Voting Results of the Special Meeting of Shareholders

SHANGHAI, September 6, 2017 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, is pleased to announce the final voting results for each of the proposals considered at the Company’s special meeting that was held on September 5, 2017 (the “Meeting”). At the Meeting, the Company’s shareholders approved the Company’s proposed acquisition of American-Asia Diabetes Research Foundation and the sale of the Company’s existing business and operations to an affiliate of the Company’s Chairman, Dr. Liang Tang.

A total of 17,333,601 ordinary shares, representing approximately 87.6% of the Company’s issued and outstanding ordinary shares, were represented at the Meeting. Dr. Tang abstained from voting all of the 11,850,000 shares he holds, as previously disclosed by the Company.

Set forth below are the final voting results for each of the proposals:

(i)	to approve a share exchange agreement and related transactions providing for the acquisition by the Company of 100% of the outstanding capital stock of American-Asia Diabetes Research Foundation, a California corporation, in exchange for 81,243,000 of the Company’s ordinary shares;

For	Against	Abstain
5,413,086	70,512	11,850,003

(ii)	to approve a share purchase agreement and related transactions providing for the sale of the Company’s existing business and operations to Elegant Kindness Limited, an affiliate of the Company’s Chairman, Dr. Liang Tang, in exchange for the cancellation of all of Dr. Tang’s ownership interests in the Company;

For	Against	Abstain
5,403,771	79,827	11,850,003

(iii)	to approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to: (i) change the name of the Company to “San Meditech Holdings Ltd.,” (ii) increase the maximum number of shares authorized to be issued by the Company from 100,000,000 to 150,000,000 shares, (iii) automatically exchange the outstanding ordinary shares for a newly designated Class A ordinary shares, each of which will be entitled to one vote per shares and (iv) designate a new series of Class B ordinary shares to be issued to certain shareholders, each class B share to be entitled to ten votes per share; and

For	Against	Abstain
5,415,084	68,514	11,850,003

(iv)	to approve the adoption of the San Meditech 2017 Equity Incentive Plan.

For	Against	Abstain
5,374,011	109,587	11,850,003

The ordinary shares voted in favor of each of the four proposals submitted at the Meeting include both (i) a majority of all of the issued and outstanding ordinary shares of the Company as of the record date other than the shares held by Dr. Tang and (ii) a majority of all of the issued and outstanding ordinary shares of the Company as of the record date other than shares held by Dr. Tang and Fascinating Acme Development Limited (“Fascinating”) and Gross Inspiration Development Limited (“Gross”), each of which may be deemed to be an affiliate of the Company. Fascinating and Gross hold an aggregate of 1,200,000 ordinary shares of the Company. Based on the above, the four proposals have been properly approved by shareholders at the meeting.

About America-Asia Diabetes Research Foundation

America-Asia Diabetes Research Foundation is a California corporation which conduct its business through its subsidiary, San MediTech (Huzhou) Co., Ltd. San MediTech, based in Huzhou City, China, engages in the research, development and marketing of glucose control products. San MediTech's proprietary DGMS provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS. For more information about San MediTech, please visit: www.sanmeditech.com.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Transactions will be approved by shareholders or that the conditions to close will be satisfied or waived.  All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com